UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

For the period ended September 30, 2005

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

_______________________________________________________________

Suite 677 – 999 Canada Place, Vancouver, British Columbia V6C 3E1

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Globetech Ventures Corp.

(An exploration stage company)

Consolidated Financial Statements

For the year ended September 30, 2005

In Canadian dollars

Auditors' Report

To the Shareholders of

Globetech Ventures Corp.

We have audited the consolidated balance sheets of Globetech Ventures Corp. as at September 30, 2005 and 2004 and the consolidated statements of operations and deficit, shareholders’ equity (deficiency) and cash flows for each of the years in the three year period ended September 30, 2005 and the period from December 1991 to September 30, 2005. These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2005 and the period from December 1991 to September 30, 2005 in accordance with Canadian generally accepted accounting principles.

The financial statements as at September 30, 2001 and for period from December 1991 to September 30, 2001 were audited by another auditor who expressed an opinion without reservation on those statements in their report dated February 20, 2002.

Vancouver, Canada

“MacKay LLP”

January 25, 2006

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when they are adequately disclosed in the financial statements.  Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended September 30, 2005 and shareholders’ equity as at September 30, 2005, 2004, and 2003 to the extent summarized in note 12 to the consolidated financial statements.

Vancouver, Canada

“MacKay LLP”

January 25, 2006

Chartered Accountants

Globetech Ventures Corp.

(An exploration stage company)

Consolidated Balance Sheets

(in Canadian dollars)

September 30,	2005	2004

ASSETS
Current Assets
Cash and cash equivalents	$ 51,085	$ 304,387
Refundable GST	10,330	-
Other receivables (note 3)	18,207	-
Prepaid expenses and deposits	1,503	2,275
	81,125	306,662

Equipment (note 4)	2,096	2,936
Mineral properties (note 5)	50,407	-
	$ 133,628	$ 309,598

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 148,496	$ 206,838
Loans payable to related parties (note 6)	-	267,848
Loans payable (note 7)	254,211	-
	402,707	474,686

SHAREHOLDERS' DEFICIENCY
Capital stock
Authorized
unlimited common shares of no par value
Issued and outstanding (note 8)	33,615,191	33,519,983
Contributed surplus	3,008,754	2,429,100
Deficit accumulated during the exploration stage	(36,893,024)	(36,114,171)
	(269,079)	(165,088)
	$ 133,628	$ 309,598

Nature of operations and going concern (note 1)
Contingencies (Note 11)

“Casey Forward”

“Dr. K. Sachdeva”

_____________________

_________________

Director

Director

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.

(An exploration stage company)

Consolidated Statements of Operations and Deficit

(in Canadian dollars)

	Period from December 1991 to September 30,	For the year ended September 30
	2005	2005	2004	2003

Revenue	$ 846,207	$ -	$ -	$ -
Cost of revenues	1,362,702	-	-	-

Gross profit (loss)	(516,495)	-	-	-

Administrative expenses
Accounting and legal	1,090,075	36,079	108,992	31,240
Amortization	609,803	840	1,186	1,677
Consulting fees	769,965	39,000	163,148	8,732
Directors fees	97,149	-	-	-
Interest and bank charges	648,804	29,923	45,361	61,221
Interest on long-term debt	164,704	-	-	-
Management fees	442,117	46,000	41,117	30,000
Office and miscellaneous	975,902	14,297	9,295	17,439
Public relations	715,697	17,119	86,204	16,844
Regulatory and transfer agent fees	152,826	-	10,962	4,455
Repairs and maintenance	497,118	-	-	-
Salaries and wages	1,483,601	-	-	19,213
Telephone	315,200	2,367	7,245	5,583
Travel and promotion	1,574,440	3,405	70,092	8,348
Stock-based compensation (note 8(b))	3,008,754	579,654	2,429,100	-
	12,546,155	768,684	2,972,702	204,752
Income (loss) before other items	(13,062,650)	(768,684)	(2,972,702)	(204,752)

Other items
Equity loss from investment	(102,449)	-	-	-
Foreign exchange gain (loss)	(203,652)	(10,169)	(16,424)	17,874
Gain on settle or write-down of debt	237,100	-	112,214	-
Impairment of notes receivable	(1,367,945)	-	-	-
Interest income	339,772	-	96	68
Miscellaneous income	114,695	-	-	8,317
Write-down of investment	(89,626)	-	-	-
Write-down of mineral properties	(4,857,651)	-	(4,425,208)	-
Recovery (write-off) of subsidiaries	(18,968,185)	-	-	131,322
	(24,897,941)	(10,169)	(4,329,322)	157,581

Loss from operations before income taxes and non-controlling interest	(37,960,591)	(778,853)	(7,302,024)	(47,171)

Non-controlling interest	1,067,567	-	-	-

Net loss for the period	(36,893,024)	(778,853)	(7,302,024)	(47,171)
Deficit, beginning of period	-	(36,114,171)	(28,812,147)	(28,764,976)

Deficit, end of period	$ (36,893,024)	$(36,893,024)	$(36,114,171)	$(28,812,147)

Loss per share		$ (0.05)	$ (0.60)	$ (0.00)
Weighted average number of shares – Basic and diluted		14,340,414	12,246,150	9,489,939

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.

(An exploration stage company)

Consolidated Statements of Shareholders’ Equity (Deficiency)

(in Canadian dollars)

	Number of shares	Common shares issued and fully paid	Contributed Surplus and Equity portion of convertible debentures	Deficit accumulated during the exploration stage	Total

Balance December, 1991	-	$ -	$ -	$ -	$ -

Issuance of shares for cash
Private placements	1,280,001	159,500	-	-	159,500
Loss for the period	-	-	-	(32,080)	(32,080)
Balance September 30, 1992	1,280,001	159,500	-	(32,080)	127,420

Issuance of shares for cash
By way of prospectus	600,000	360,000	-	-	360,000
Exercise of options	112,000	67,200	-	-	67,200
Exercise of warrants	100,000	60,000	-	-	60,000
Issuance of shares for property	150,000	90,000	-	-	90,000
Share issue costs	-	(83,205)	-	-	(83,205)
Loss for the year	-	-	-	(105,902)	(105,902)
Balance September 30, 1993	2,242,001	653,495	-	(137,982)	515,513

Issuance of shares for cash
Private placement	400,000	576,000	-	-	576,000
Share issue costs	-	(60,622)	-	-	(60,622)
Loss for the year	-	-	-	(403,571)	(403,571)
Balance September 30, 1994	2,642,001	1,168,873	-	(541,553)	627,320

Issuance of shares for cash
Private placements	418,000	1,121,400	-	-	1,121,400
Exercise of options	204,000	347,440	-	-	347,400
Issuance of shares for finders fees	35,069	99,570	-	-	99,570
Share issue costs	-	(108,570)	-	-	(108,570)
Loss for the year	-	-	-	(343,044)	(343,044)
Balance September 30, 1995	3,299,070	2,628,713	-	(884,597)	1,744,116

Issuance of shares for cash
Private placements	1,488,000	6,178,000	-	-	6,178,000
Exercise of options	1,128,584	4,161,930	-	-	4,161,930
Issuance of shares for finders fees	75,624	197,379	-	-	197,379
Share issue costs	-	(365,874)	-	-	(365,874)
Loss for the year	-	-	-	(1,533,474)	(1,533,474)
Balance September 30, 1996	5,991,278	12,800,148	-	(2,418,071)	10,382,077

Issuance of shares for cash
Exercise of options	243,000	639,730	-	-	639,730
Exercise of warrants	845,447	3,696,723	-	-	3,696,723
Issued on conversion of debt	2,464,950	4,821,079	-	-	4,821,079
Issuance of common shares for acquisition of subsidiary	171,282	1,124,745	-	-	1,124,745
Issuance of shares for finders fees	65,298	457,086	-	-	457,086
Share issue costs	-	(472,562)	-	-	(472,562)
Equity portion of convertible debentures	-	-	169,760	-	169,760
Loss for the period	-	-	-	(2,822,786)	(2,822,786)
Balance September 30, 1997	9,781,255	23,066,949	169,760	(5,240,857)	17,995,852

Contingent consideration on acquisition of subsidiary	-	(1,086,901)	-	-	(1,086,901)
Issued on conversion of debt	277,776	261,679	(59,219)	-	202,460
	10,059,031	22,241,727	110,541	(5,240,857)	17,111,411

Capital stock consolidation (7.5:1)	(8,717,827)	-	-	-	-
Issued on conversion of debt	221,234	519,691	(110,541)	-	409,150
Issued on settlement of debt	550,000	111,152	-	-	111,152
Loss for the year	-	-	-	(20,236,904)	(20,236,904)
Balance September 30, 1998	2,112,438	22,872,570	(110,541)	(25,477,761)	(2,605,191)

Issued on settlement of debt	1,433,364	1,604,029	-	-	1,604,029
Loss for the year	-	-	-	(706,147)	(706,147)
Balance September 30, 1999	3,545,802	24,476,599	-	(26,183,908)	(1,707,309)

Issuance of shares for cash
Exercise of options	24,100	56,321	-	-	56,321
Exercise of warrants	227,273	370,612	-	-	370,612
Issued on conversion of debt	1,830,073	1,078,550	-	-	1,078,550
Issued on settlement of debt	220,748	489,660	-	-	489,660
Subscriptions received in advance	-	369,875	-	-	369,875
Share issue costs	-	(74,141)	-	-	(74,141)
Loss for the year	-	-	-	(438,663)	(438,663)
Balance, September 30, 2000	5,847,996	26,767,476	-	(26,622,571)	144,905

Issued on private placement	2,000,000	456,840	-	-	456,840
Issued for subscriptions received in advance	227,273	369,875	-	-	369,875
Subscriptions received in advance	-	(369,875)	-	-	(369,875)
Issued on acquisition of equity investment (note 4)	500,000	192,075	-	-	192,075
Issued on settlement of debt	914,670	502,784	-	-	502,784
Share issue costs	-	(45,492)	-	-	(45,492)
Loss for the year	-	-	-	(1,822,692)	(1,822,692)
Balance September 30, 2001	9,489,939	27,873,683	-	(28,445,263)	(571,580)

Loss for the period	-	-	-	(319,713)	(319,713)
Balance September 30, 2002	9,489,939	27,873,683	-	(28,764,976)	(891,293)

Loss for the year	-	-	-	(47,171)	(47,171)
Balance September 30, 2003	9,489,939	27,873,683	-	(28,812,147)	(938,464)

Issuance of shares for cash
Private placements	1,797,674	1,299,990	-	-	1,299,990
Issued on conversion of debt	652,000	432,000	-	-	432,000
Acquisition of Brazil Gold Ltda.	2,000,000	4,050,000	-	-	4,050,000
Share issue costs	-	(135,690)	-	-	(135,690)
Contributed surplus	-	-	2,429,100	-	2,429,100
Loss for the year	-	-	-	(7,302,024)	(7,302,024)
Balance September 30, 2004	13,939,613	$ 35,519,983	$ 2,429,100	$ (36,114,171)	$ (165,088)

Issuance of shares for cash
Private placement – august 4, 2004 – shares issued
due to repricing clause	302,326	-	-	-	-
Acquisition of Gladys Lake option (note 5)	50,000	18,504	-	-	18,504
Issued on conversion of debt	180,000	76,704	-	-	76,704
Contributed surplus (note 8)	-	-	579,654	-	579,564
Loss for the year	-	-	-	(778,853)	(778,853)
Balance September 30, 2005	14,471,939	$ 33,615,191	$ 3,008,754	$ (36,893,024)	$ (269,079)

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.

(An exploration stage company)

Consolidated Statements of Cash Flows

(in Canadian dollars)

	For the year ended September 30
	Period from December 1991 to September 30, 2004 – unaudited	2005	2004	2003

Operating Activities
Net loss for the period	$ (36,591,024)	$ (778,853)	$ (7,302,024)	$ (47,171)
Items not involving cash
Accrued interest and foreign exchange on converted debt	410,821	-	-	-
Accrued interest on notes receivable	(83,213)	-	-	-
Amortization	609,803	840	1,186	1,677
Equity loss from investment	102,449	-	-	-
Impairment of notes receivable	1,367,945	-	-	-
Non-controlling interest	(1,067,567)	-	-	-
Share issued on settlement of subsidiary debt	267,370	-	-	-
Write-down of investment	89,626	-	-	-
Write-down of mineral properties	4,857,651	-	4,425,208	-
Write-down of subsidiaries, net of cash	18,738,788	-	-	-
Write-down of debt	(112,214)	-	(112,214)	-
Stock-based compensation	3,008,754	579,654	2,429,100	-
Change in non-cash working capital
Refundable GST and other receivables	(215,617)	(28,537)	3,904	17,678
Inventory	(299,208)	-	-	-
Prepaid expenses and advances	772	772	-	3,054
Accounts payable and accrued liabilities	2,893,238	18,362	127,577	24,514
Deposit	-	-	-	(36,522)
Net cash provided from operating activities	(6,323,626)	(207,762)	(427,263)	(36,770)

Financing Activities
Advances from related parties	1,284,949	-	-	23,433
Net proceeds on issuance of convertible debentures	4,949,465	-	-	-
Shares issued for cash (net of issue costs)	18,575,405	-	1,164,300	-
Net cash provided from financing activities	24,809,819	-	1,164,300	23,433

Investing Activities
Notes receivable advanced	(1,284,732)	-	-	-
Purchase of subsidiaries, net of cash	(1,355,771)	-	-	-
Purchase of equipment	(12,367,763)	-	-	-
Expenditures on mineral properties	(2,461,275)	(31,903)	(375,208)	-
Due from related parties	(525,227)	(13,637)	(66,162)	20,186
Deposit	(440,340)	-	-	-
Net cash used in investing activities	(18,435,108)	(45,540)	(441,370)	20,186

Change in cash and cash equivalents	51,085	(253,302)	295,667	6,849

Cash and cash equivalents at beginning of year	-	304,387	8,720	1,871

Cash and cash equivalents at end of year	$ 51,085	$ 51,085	$ 304,387	$ 8,720

Supplemental Cash Flow Information (Note 10)

The accompanying notes form an integral part of these financial statements.

Globetech Ventures Corp.

Notes to Consolidated Financial Statements

September 30, 2005

(In Canadian dollars)

1.

Nature of Operations and going concern

Globetech Ventures Corp. ("the Company") is incorporated under the laws of British Columbia, Canada, and its principal business activities includes acquiring, exploring and developing of mineral properties and the processing of related mineral resources.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete equity financing, or generate profitable operations in the future.

2.

Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and reflect the significant accounting policies outlined below.  These policies conform, in all material respects, with accounting principles generally accepted in the United States ("U.S. GAAP"), except as discussed in Note 12.

(a)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sacolco (Pty) Ltd. ("Sacolco"), Glowing Green Minerals Ltd. ("Glowing"), and its 60% owned subsidiary Qasim Mining Enterprises Ltd. ("QMEL"). These consolidated financial statements also include the accounts of the wholly owned subsidiaries of Sacolco, Impro Metals (Pty) Ltd. and Sachemco (Pty) Ltd.  All significant inter-company balances and transactions have been eliminated.

During the year ended September 30, 1998, the Company determined that it was not feasible to continue the operations of Sacolco, Glowing and QMEL.  Consequently, all net assets and related costs were written-off to operations.

(b)

Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.  Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

(c)

Investments

The Company accounts for its investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investments are initially recorded at cost, adjusted to recognize the Company's share of earnings or losses of the investee company and reduced by dividends received.  Declines in market value below costs are recognized when such declines are considered to be other than temporary.

(d)

Equipment

Equipment is carried at cost less accumulated amortization.  Amortization is being provided for annually using the declining balance method at the following annual rates:

Office equipment

20%

Computer equipment

30%

(e)

Income (loss) per share

Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year.  The weighted average number of shares outstanding during the year ended September 30, 2005 was 14,340,414 (2004 - 12,246,150; 2003 - 9,489,939).

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.  The assumed conversion of outstanding common share options has an anti-dilutive effect in the presented years.

(f)

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date.  Revenues and expenses are translated at the exchange rate prevailing at the transaction date.  Exchange gains and losses arising on translation are included in the consolidated statements of operation.

All of the Company's foreign subsidiaries are integrated with the Company and translated using the temporal method.  Under this method, monetary assets and liabilities are translated at the rate of exchange at the balance sheet date.  Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date.  Income and expenses are translated at rates which approximate those in effect on transaction dates.  Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

(g)

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from those reported.

(h)

Income tax

Income taxes are accounted for using the future income tax method.  Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized.  Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

(i)

Stock based compensation

The Company uses the fair value method for accounting for stock-based compensation. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model and is charged to operations with an offsetting credit to contributed surplus.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(j)

Impairment of long-lived assets

The Company determines if an impairment loss exits by determining if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  If an impairment loss exists, the amount of the loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value.

3.

Other receivables

Pursuant to a claim for unpaid legal services, an amount of $36,415 was paid into trust at the Supreme Court of British Columbia on November 24, 2004. The claim was settled in September 2005 wherein one-half of the amount was paid for legal services and the other half was returnable to the Company.

4.

Equipment

	2005			2004
	Cost	Accumulated amortization	Net book value	Net book value
Office equipment	$ 5,222	$ 4,899	$ 323	$ 403
Computer equipment	26,314	24,541	1,773	2,533
	$ 31,536	$ 29,440	$ 2,096	$ 2,936

5.

Mineral Properties and Deferred Resource Property Expenditures

On February 28, 2005, Globetech announced that it entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon.  The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac molybdenum deposit presently undergoing final engineering studies and permitting.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. On April 12, 2005, the Company issued 50,000 shares from treasury. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010.  On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech.  The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production.  An initial down payment of $10,000 was made. The balance of payments and schedule of share issuances is as follows:

Date	Amount	Shares

March 21, 2006	15,000	50,000
March 21, 2007	20,000	50,000
March 21, 2008	25,000	100,000
March 21, 2009	25,000	150,000

At September 30, 2005 the Company had incurred the following costs on the Gladys Lake property:

Acquisition costs	$ 28,504
Exploration costs
Report	13,161
Geologist	4,000
Transportation	4,742
Total	$ 50,407

On March 8, 2004, the Company entered into a Purchase Agreement whereby the Company had the option to acquire a 100% undivided interest in approximately 130,000 acres (approximately 53,000 hectares) of mineral claims prospective for gold in Amapa State, Brazil for 2,000,000 common shares of the Company at a deemed value of US$1.50 with 400,000 shares released immediately and 400,000 shares each six months thereafter until all 2,000,000 shares have been released. On January 24, 2005 the Company announced that it was no longer interested in pursuing any exploration or development work on the Amapa property in Brazil and the agreement was terminated.  The company recorded a write down of mineral properties of $4,425,208 during the year ended September 30, 2004.

6.

Related Parties

(a)

Loans from Related Parties

	2005	2004	2003
Companies with common directors
Loan payable bearing interest at 10% per annum*	$ -	$ 231,101	$ 214,977
Previous President	.
Previously a loan payable bearing interest at 10% per annum	-	36,747	320,470
Relative of the previous President
Loan payable bearing interest at 10% per annum	-	-	49,830
	$ -	$ 267,848	$ 585,277

Loans from related parties are unsecured, and have no fixed terms of repayment; accordingly fair value cannot be reliably determined.

* This amount is no longer due to a related company, having no common directors and has been reclassified as a loan payable. (note 7)

(b)

Related Party Transactions

The Company has entered into the following transactions with related parties:	2005	2004	2003
Consulting fees to officers of the Company	$ 46,000	$ 22,348	$ -
Consulting fees to relatives of a director	-	-	8,732
Accrued interest on loans payable to a director and companies with common directors.	-	43,893	53,207
Issued common shares to a director as settlement of debt	-	432,000	-
Paid or accrued finders fees to a former officer of the company	-	90,450	-
	$ 46,000	$ 588,691	$ 61,939

All of the above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

As of July 19, 2004, there are no related companies having common directors. As of July 19, 2004 the past president is no longer considered a related party.  On October 5, 2004, the debt of $36,747 was paid down by an amount of $32,000, and the balance is included in accounts payable.

Also, included in accounts payable is $43,613 due to a director.

7.

Loans Payable

Loan payable to a former related party (companies with common directors) with interest at 10% per annum due on demand, unsecured and with no fixed date of repayment.

8.

Share Capital

(a)

Common Shares

The authorized share capital of the Company is unlimited without par value.

The Company has issued 14,471,939 (2004: 13,939,613) common shares of which 25,000 (2004 – 25,000) shares are held in escrow as at September 30, 2005.

A private placement dated August 2, 2004 contained a price reset clause whereby 697,674 shares were issued prior to September 30, 2004 and an additional 302,326 were issued on November 3, 2004 making a total issued of 1,000,000 shares.

During the year ended September 30, 2005, the Company issued 80,000 shares for the settlement of debts of $40,637 and 100,000 shares for debts of $36,067.

Pursuant to the option on the Gladys Lake mineral property, the Company issued 50,000 shares.  See note 5.

(b)

Stock Options

The Company has adopted an incentive stock option plan (the "Plan").  The essential elements of the Plan provide that the agrregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 5,800,630 shares.  Options granted under the Plan may have a maximum term of five (5) years.  The exercise price of the options granted under the Plan will not be less than the fair market value of the common stock at the date of grant.  The Plan Administrator shall specify the vesting schedule for each stock option granted.

The Company is authorized to grant options to directors, employees and consultants.  Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted average exercise price
Outstanding and exercisable at September 30, 2003	-	-
Options granted	2,925,000	US$ 1.75
Options cancelled / expired	-	-
Options exercised	-	-
Outstanding and exercisable at September 30, 2004	2,925,000	US$ 1.75
Options granted	1,700,000	US$ 0.30
Options cancelled / expired	(2,525,000)	US$ 1.75
Options exercised	-	-
Outstanding and exercisable at September 30, 2005	2,100,000	US$ 0.54

The Company had 2,100,000 stock options of which 1,700,000 were granted on February 3, 2005 that expire on February 3, 2008 and 400,000 were granted on March 12, 2004, expiring on March 12, 2008.

The fair value of each option granted was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	February 25, 2005	March 12, 2004
Strike price	$0.37	$1.75
Spot price	$0.37	$1.45
Dividend rate	0	0
Risk-free Interest rate	2.18%	2.92%
Expected Volatility	199%	172%
Expected life	3 years	4 years
Options	1,700,000	400,000
Fair value	$0.34	$1.32

Based on the above fair values for each grant compensation expense of $579,654 (2004 - $2,429,100)  has been recorded in the statement of operations, and credited to contributed surplus.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(c)

Warrants

At September 30, 2005, the Company had 2,100,000 (2004 - 2,100,000) common share purchase warrants outstanding to purchase 2,100,000 common shares of the Company.

Issue date	Warrants outstanding	Purchase price	Expiry date
June 30, 2004	300,000	USD $ 0.90	June 30, 2006
		USD $ 1.00	June 30, 2007
April 23, 2004	300,000	USD $ 0.90	April 23, 2006
		USD $ 1.00	April 23, 2007
June 30, 2004	500,000	USD $ 0.60	June 30, 2006
July 28, 2004	1,000,000	USD $ 0.475	March 28, 2006

9.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2005	2004	2003
Loss before income taxes	$ (778,853)	$ (7,302,024)	$ (47,171)
Income tax recovery at statutory rates	265,745	2,747,021	17,746
Non-deductible items for tax purposes	(198,065)	(914,274)	647
Unrecognized benefit of mineral property pools	-	(1,664,763)	-
Unrecognized benefit of non-capital loss carryforwards	(67,680)	(167,984)	(18,393)
	$ -	$ -	$ -

The significant components of the Company's future income tax assets are as follows:

	2005	2004	2003
Future income tax assets
Property, plant and equipment	$ 9,950	$ 10,655	$ 8,054
Mineral properties	1,987,613	2,191,500	526,738
Net capital losses available	3,725,249	4,107,381	4,082,680
Non-capital losses available for future periods	816,292	918,391	1,127,082
	6,539,104	7,227,927	5,744,554
Valuation allowance	(6,539,104)	(7,227,927)	(5,744,554)
	$ -	$ -	$ -

The Company has incurred non-capital losses of approximately $2,392,415 which may be applied to reduce taxable income in future years. These non-capital losses will expire through 2015.

In addition, the Company has net capital losses of approximately $10,918,080 which may be applied against taxable capital gains in the future.  These net capital losses can be carried forward indefinitely.

Also, the Company has available certain exploration and development expenditures to reduce taxable income of future years.

Future tax benefits which arise as a result of these losses have not been recognized in these financial statements as they are not considered likely to be realized.

10.

Supplemental Cash Flow Information

	2005	2004	2003
Financing activities
Share capital issued for:
Debts and accounts payable	$ 76,704	$ 43,200	$ -
Investment	18,504	4,050,000	-
Investing Activity
Investment in mineral property	$ (18,504)	$ (4,050,000)	$ -

11.

Contingencies

The Company has made a demand for the return of 2,000,000 shares issued in connection with the Amapa property due to breach of the contract. The Company is of the opinion that the breaches incurred by the defendants occurred before any non-performance of the contract on its part and that it should able to exercise its rights under the contract to repurchase the 2,000,000 shares issued for $100.00.  The outcome is not determinable.

12.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (in Canadian dollars)

	Period from December 1991 to September 30, 2005
			For the year ended
		2005	2004	2003
Loss for the year under Canadian GAAP	$ (36,893,024)	$ (778,853)	$ (7,302,024)	$ (47,171)
Mineral property expenditures expensed under US GAAP	(50,407)	$ (50,407)	-	-
Compensation expense on granting of stock options	(3,388,662)	-	-	-
Compensation expense on release of escrow shares	(3,435,000)	-	-	-
United States GAAP	$ (43,767,093)	$ (829,260)	$ (7,302,024)	$ (47,171)
Gain (loss) per share - US GAAP		$ (0.06)	$ (0.60)	$ (0.00)

	2005	2004
Total assets under Canadian GAAP	$ 133,628	$ 309,598
Mineral property expenditures expensed under US GAAP	(50,407)	-
Total assets under United States GAAP	$ 83,221	$ 309,598

Total liabilities under United States GAAP	$ 402,707	$ 474,686
Capital stock as reported	$ 33,615,191	$ 33,519,983
Cumulative compensation expense on granting of stock options	3,388,662	3,388,662
Cumulative compensation expense on release of escrow shares	3,435,000	3,435,000
Contributed surplus as reported	3,008,754	2,429,100
Capital stock under United States GAAP	$ 43,447,607	$ 42,772,745
Deficit as reported	$ (36,893,024)	$ (36,114,171)
Mineral property expenditures expensed under US GAAP	(50,407)	-
Cumulative compensation expense on granting of stock options	(3,388,662)	(3,388,662)
Cumulative compensation expense on release of escrow shares	(3,435,000)	(3,435,000)
Deficit under United States GAAP	$ (43,767,093)	$ (42,937,833)
Shareholders' deficiency under United States GAAP	(319,486)	(165,088)
Shareholders' deficiency and liabilities under United States GAAP	$ 83,221	$ 309,598

(a)

Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located.  Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.  This has resulted in a decrease to assets and an increase in loss for the year of $50,407.

(b)

Stock based compensation

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") requires companies to record compensation cost for stock-based employee compensation plans at fair value.  Effective October 1, 2003  the Company has chosen to account for stock-based compensation using the fair value method.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(c)

Loss per share

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended September 30, 2005, 2004 and 2003 were 14,340,414, 12,246,150, and 9,489,939, respectively.

(d)

Income taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward.  This asset would have been reduced to $nil by a valuation allowance.

(e)

Comprehensive Income

In June 1997, the FASB issued SFAS No. 130 "Reporting comprehensive income", SFAS 130 requires that total comprehensive income and comprehensive income per share be disclosed with equal prominence as net income and net income per share.   Comprehensive income is defined as changes in shareholders' equity exclusive of transactions with owners such as capital contributions and dividends.  There are no comprehensive income items for the periods reported.

(f)

New accounting pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, “Mining Assets: Impairment and Business Combinations.” EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have a material impact on the Company’s financial position, results of operations or cash flows.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment” (SFAS 123(R)), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB Opinion No. 24, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The adoption of this statement did not have a material impact on the financial statements of the Company, as the Company was already accounting for share-based payments this way.

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-Monetary Assets – An Amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Non-Monetary Transactions” is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

On March 17, 2005 the EITF issued EITF 04-6, “Accounting for Stripping Costs in the Mining Industry.” The consensus indicated that costs of removing overburden and waste materials (“stripping costs”) after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins.” EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company does not believe that adoption of this Statement will have a material effect on the Company’s financial statements.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

GLOBETECH VENTURES CORP.

Management Discussion and Analysis

For the Year Ended September, 2005

        January 27, 2006

The Company

Globetech Ventures Corp. (“Globetech” or the “Company”), a public company listed on the OTC Bulletin Board under the symbol GTVCF, was incorporated under the laws of the Province of British Columbia on November 20, 1991 under the name Universal Enterprises Corp.  The Company then changed its name to Colossal Resources Corp. on August 17, 1992 and became a reporting issuer with its shares listed for trading on the Vancouver Stock Exchange under the symbol CLP.  On February 24, 1997 the Company voluntarily de-listed its shares from the Vancouver Stock Exchange and its shares were listed for trading on the NASDAQ Small Cap Exchange under the symbol CLPZF on April 3, 1996.  On July 28, 1998 the Company’s shares were de-listed from the NASDAQ Small Cap Exchange for failing to maintain a bid price of not less than US$1.00 per share.  The Company subsequently listed its shares for trading on the OTC Bulletin Board under the symbol CLPZF.  On September 20, 2000 the Company changed its name to Globetech Ventures Corp. with a new trading symbol of GTVCF.

The Company’s head office and principal place of business is located at Suite 1400 – 400 Burrard Street, Vancouver, BC, V6C 3G2.

Business of the Company

Globetech’s principal business activities include the acquiring and exploration of mineral properties and the processing of related mineral resources.

On February 28, 2005, Globetech entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon.  The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac molybdenum deposit presently undergoing final engineering studies and permitting.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period.  After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010.  On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech.  The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production.  The qualified person as defined by NI 43-101 for this news release is John Kowalchuk, P.Geo. Exploration Manager.

The Gladys Lake molybdenite deposit lies about 2 to 3 kilometres south of the west end of Gladys Lake approximately 50 kilometres northeast of the town of Atlin, British Columbia.  The deposit received extensive work by Amax Explorations Ltd. in 1970 and 1971 when geological and geochemical surveys, trenching and 726 metres of diamond drilling were completed.  The drill results were not documented for assessment work.  In 1978, Quest Explorations Ltd. recovered the drill core, logged and assayed the core.  The results are shown in the table below.

The property is underlain by a sequence of sediments of the Late Paleozoic Cache Creek Group.  These rocks are intruded by small bodies of Late Mesozoic alaskite.  The alaskite consists of a ring-dyke complex exposed at higher elevations and a probable large stock-like body at depth.  Roughly centered about the alaskite is a quartz vein stockwork zone lying within a larger zone of weakly to intensely altered rocks.  The alaskite complex has an outer diameter ranging from 500 m (1600 feet) to 700 m (2300 feet).

The hornfelsed and altered zones are both roughly centered about the alaskite outcrop. The hornfels measures approximately 3500 m (11,500 feet) and 2000 m (6,600 feet) respectively.  The wallrock alteration zone lies within the hornfelsed zone and has an elliptical shape with the long axis being approximately 2500 m (8200 feet) and the short axis being 1500 m (5000 feet).  The wallrock alteration zone is characterized by pervasive weak to intense degrees of bleaching and silicification with attendant development of sericite occurring along fractures and disseminated along margins of quartz veins.

Quartz veining occurs widespread throughout the alteration zone with sedimentary rocks and alaskite.  Veins commonly range from 1/8 in to ¾ in wide and are relatively continuous and sharp walled.  The quartz vein stockwork zone is roughly centered about the alaskite ring dyke complex.

Sulphide minerals recognized on the property include pyrite, molybdenite, chalcopyrite and pyrrhotite. Very minor amounts of scheelite and wolframite have been observed Molybdenite occurs as medium grained flakes, books and rosettes along margins of quartz veins within the stockwork zone and in most of the stringer zones. Also fine-grained molybdenite occurs along dry fractures within the stockwork zone.

The geochemistry survey completed by AMAX in 1970 produced an anomalous target 1200 m (4000 feet) by 800 m (2700 feet).  This soil geochemical anomaly outlines the trace of the main molybdenum mineralization in the quartz stockwork zone.

Surface rock sampling from outcrop and trenching gave range from 0.02% to 0.05% MoS2. Core sampling, supervised by R.H. Seraphim, Ph.D., P.Eng. in 1978, gave the following values:

Hole 1

220’ to 401’

181’

0.110% MoS2.

Hole 2

200’ to 586’

386’

0.089% MoS2

Hole 3

72’ to 175’

103’

0.051% MoS2

332’ to 490’

158’

0.022% MoS2

Hole 4

not sampled

Hole 5

520’ to 556’

36’

0.087% MoS2

These drill hole assays are historical data and have not been verified by the Company’s qualified person and are not 43-101 compliant.  They were obtained from the assessment records held by the Government of British Columbia and the reputation of the Geologist R. H. Seraphim would suggest that it is reliable, however because it was not completed under the rigors of NI 43-101 it must only be viewed as historical data.  The Company will be contracting an independent Qualified Person to visit the property and prepare a NI 43-101 report on the project.

The Gladys Lake property hosts a molybdenum deposit similar in tenor and size to the Adanac Deposit to the south.  The property has an excellent anomalous soil footprint and weakly mineralized surface showings of molybdenite.  Limited diamond drilling suggests that the grade of the mineralization is similar to that at Adanac with grades ranging from 0.05 to 0.1% MoS2.

Molybdenum is a metallic element which is most frequently used as an alloying addition in stainless steels.  It enhances the strength, hardenability, weldability, toughness and corrosion resistance.  After more than 20 years of low molybdenum prices, molybdenum has finally come into its own with present prices moving from US$4.00 per pound Mo in 2003 to US$20 per pound Mo to US$30 per pound Mo in early 2005.  Much of this price rise is related to increases in markets and shortage of supply.  China, which has a huge shortage of supply, has been the major cause of this meteoric rise in price.  Regardless of the recent very high prices; low metal stockpiles and extensive international pipeline construction projects are likely to keep long term prices for molybdenum above US$10 per pound Mo.

Previously the Company had planned on an exploration program on a mineral property in Brazil. This property has been written off as at September 30, 2004 and the Company has no further interest in pursuing this property.

Selected Annual Information

The following information is derived from the consolidated financial statements of the Company for each of the three years ended September 30, 2005, 2004 and 2003.

	Year Ended, September 30, 2005	Year Ended, September 30, 2004	Year Ended, September 30, 2003
Total Revenues	$NIL	$NIL	$NIL
Net income (loss) per share, basic and fully diluted	(0.05)	(0.60)	(0.00)
Total Assets	133,628	309,598	19,021
Long Term Liabilities	NIL	NIL	NIL
Cash dividends declared	NIL	NIL	NIL
Number of securities outstanding	14,471,939	13,939,613	9,489,939

Results of Operations

For the year ended September 30, 2005, the Company had a net loss of $778,853 compared to a net loss of $7,302,024 for the previous year The main differences were stock-based compensation of $579,654 expensed in the current year compared to $2,429,100 in the previous year and the write-down of mineral properties of $4,425,208 in the previous year as compared to nil in the current year. Stock-based compensation is a non-cash expense computed as a result of stock options being granted, and a fair value derived from the trading price of the company’s stock market price. The current stock-based compensation was calculated on a volatility of 199%, an expected life of 3 years and an interest risk-free rate of 2.18% as compared to the previous year where the volatility was calculated at 172%, the expected life was 4 years and a risk-free rate of 2.92%.  The fair value of the stock options was $0.34 per share as compared to $1.32 per share in the previous year.

On January 24, 2005 the Company announced that it was no longer pursing any exploration or development work on the Amapa property. It was decided that the environment was too difficult to work within and that results found could be of a very preliminary nature with a potential for a high cost of exploration. This write-down of $4,425,208 was taken in the previous year.

There was a general decrease in the administrative expenses for the current year notably for accounting and legal, consulting fees, public relations, and travel and promotion. In the previous year there was an active program to find a suitable mineral property and preparations being made in anticipation of the exploration of the Amapa property. When the Company decided not to pursue this property there was a void in activity. The Company has taken on the Gladys Lake property and recently completed a geological report. The Company intends to complete a proposed Phase 1 work program of $50,000 and if warranted the Phase 2 program of $125,000.

As a result of the settlement of a lawsuit with one of the Company’s previous lawyers, a refund of some $18,000 was receivable at September 30, 2005 and the reduction in legal expense of some $24,000.

In addition to this lawsuit, in regards to the Amapa property in Brazil that the Company was previously involved in, the Company is trying to cancel two million shares issued pursuant to the Amapa agreement. The Company believes that these shares should be cancelled, and is prepared to take whatever action is necessary.

Summary of Quarterly Results

Results for the eight most recently completed quarters are summarized as follows:

	Total revenues	Income (loss) before other items	Net Income (loss) for the period	Net income (loss) per share (basic and diluted)
September 30, 2005	NIL	$ 70,768	$ 68,084	$ 0.01
June 30, 2005	NIL	(37,046)	(44,531)	(0.00)
March 31, 2005	NIL	(702,610)	(702,610)	(0.06)
December 31, 2004	NIL	(99,796)	(99,796)	(0.00)
September 30, 2004	NIL	(850,613)	(5,180,203)	(0.40)
June 30, 2004	NIL	(204,916)	(204,376)	(0.02)
March 31, 2004	NIL	(1,878,748)	(1,879,038)	(0.20)
December 31, 2003	NIL	(38,425)	(38,407)	(0.00)

Liquidity and Capital Resources

At September 30, 2005, the Company had $51,085 in cash with a working capital deficiency of $321,582.  The Company issued 80,000 of treasury stock for the settlement of debts of $40,637 and 100,000 shares for debts of $36,067 during the year ended September 30, 2005. Pursuant to the acquisition of the Gladys Lake option, the Company issued 50,000 shares.

The Company completed several private placements prior to the September 30, 2004 year end, the Company needs to raise additional cash for working capital or other expenses to properly continue operations. We may encounter lower than anticipated opportunities to raise equity funding, higher than anticipated expenses, or opportunities for acquisitions of other business initiatives that require significant cash commitments, or other unanticipated problems or expenses that could result in a requirement for additional capital before that time. If we need to raise additional cash, financing may not be available to us on favorable terms, or at all. We have several share purchase warrants outstanding and we will endeavor to have some of these exercised.

Sales and Marketing

There are no specific sales and marketing plans currently undertaken. The Company has recently found a mining property to explore, and may undertake some public relations campaigns. The Company is currently developing a marketing strategy.

Subsequent Events

Nil

Off-Balance Sheet Arrangements

The Company has not entered any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in the preparation of the financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the fair value of stock-based compensation.  This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option-pricing mode. The model requires that management made several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest.  The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.  It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

Changes in Accounting Policies including Initial Adoption

Nil

Financial Instruments and Other Instruments

The fair values of cash, accounts receivable, accounts payable and accrued liabilities and loans payable approximate their carrying values due to the short term or demand nature of these instruments.  It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Casey Forward”__________

Casey Forward, CEO

January 30, 2006